     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998


                                                      REGISTRATION NO. 333-42481
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 POST-EFFECTIVE


                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  BLOUNT, INC.

                           BLOUNT INTERNATIONAL, INC.
          (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                                        63-0593908
                     DELAWARE                                           63-0780521
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBERS)

                           4520 EXECUTIVE PARK DRIVE
                           MONTGOMERY, AL 36116-1602
                                 (334) 244-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                HAROLD E. LAYMAN
                           BLOUNT INTERNATIONAL, INC.
                           4520 EXECUTIVE PARK DRIVE
                         MONTGOMERY, ALABAMA 36116-1602
                                 (334) 244-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                 DAVID LOPEZ, ESQ.                                 MARY A. BERNARD, ESQ.
        CLEARY, GOTTLIEB, STEEN & HAMILTON                            KING & SPALDING
                 ONE LIBERTY PLAZA                              1185 AVENUE OF THE AMERICAS
             NEW YORK, NEW YORK 10006                            NEW YORK, NEW YORK 10036
                  (212) 225-2000                                      (212) 556-2100

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE



-----------------------------------------------------------------------------------------------------------------------------
                                                                                          PROPOSED
                                                                     PROPOSED             MAXIMUM
                                                                     MAXIMUM             AGGREGATE
           TITLE OF EACH CLASS                AMOUNT TO BE        OFFERING PRICE          OFFERING            AMOUNT OF
     OF SECURITIES TO BE REGISTERED            REGISTERED          PER UNIT(1)            PRICE(1)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
     % Senior Notes Due 2005 of Blount,
  Inc.                                        $150,000,000             100%             $150,000,000          $44.250(2)
-----------------------------------------------------------------------------------------------------------------------------
 Blount International, Inc. Guarantee              --                   --                   --                  (3)
-----------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.


(2) This amount was previously paid in connection with the initial filing of the Registration Statement on December 17, 1997.


(3) No fee required to Rule 457(h).


    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THIS POST-EFFECTIVE AMENDMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998


PROSPECTUS

[BLOUNT INC. LOGO]
BLOUNT, INC.

$150,000,000

     % Senior Notes due June      , 2005


Fully and Unconditionally Guaranteed by
BLOUNT INTERNATIONAL, INC.

Interest payable June    and December

ISSUE PRICE:          %


Interest on the      % Senior Notes due June   , 2005 (the "Notes") of Blount,
Inc. (the "Company") is payable semi-annually on June   and December   of each
year, beginning December   , 1998. The Notes are being offered by the Company
and will be fully and unconditionally guaranteed (the "Guarantee") by Blount International, Inc. ("Blount" or the "Guarantor"). The Notes are redeemable, in whole or in part, at the option of the Company, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and
(ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the
Adjusted Treasury Rate (as defined herein), plus   basis points plus, in each
case, accrued and unpaid interest thereon to the date of redemption. See "Description of Notes -- Optional Redemption" herein.


The Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, Notes will not be issued in definitive form. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                                                            UNDERWRITING
                                                          PRICE TO          DISCOUNTS AND     PROCEEDS TO
                                                          PUBLIC(1)         COMMISSIONS(2)    COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note                                                  %                 %                 %
--------------------------------------------------------------------------------------------------------------
Total                                                     $                 $                 $
--------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June   , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $393,750.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery of the
Notes will be made on or about June   , 1998 through the facilities of the
Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.                                           SALOMON SMITH BARNEY
June   , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Blount, the Company or any Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Blount or the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................     3
Incorporation of Certain Documents by Reference.............     3
The Company.................................................     5
Federal Cartridge Acquisition...............................     7
Use of Proceeds.............................................     8
Capitalization..............................................     9
Selected Financial Data.....................................    10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    12
Description of Notes........................................    15
Underwriting................................................    24
Legal Matters...............................................    25
Experts.....................................................    25

                             AVAILABLE INFORMATION

     Blount is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning Blount can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or at the Commission's worldwide website at http://www.sec.gov. Blount's Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange, Inc., and such material may also be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

     Although the Company, a wholly-owned subsidiary of Blount, was not subject to the informational requirements of the Exchange Act immediately prior to the date hereof, the Company presently is required to file reports with the Commission pursuant to the Indenture dated as of July 1, 1993 governing its 9% Senior Subordinated Notes due 2003 ("Subordinated Notes"), which the Company plans to repay with a portion of the net proceeds from the sale of the Notes offered hereby. See "Use of Proceeds." Upon repayment of the Subordinated Notes, the Company will no longer be obligated to file reports with the Commission pursuant to such Indenture. As a result of the filing of the Registration Statement (as defined herein) with the Commission, the Company will nevertheless become subject to the informational requirements of the Exchange Act and in accordance therewith will be required to file reports and other information with the Commission. The Company intends to seek a letter from the staff of the Commission relieving the Company from the informational requirements of the Exchange Act pursuant to Staff Accounting Bulletin No. 53 and Rule 12(h) under the Exchange Act.

     Blount and the Company have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission pursuant to Section 13 of the Exchange Act, are incorporated herein by reference as of their respective dates: (i) the Annual Reports on Form 10-K of Blount and the Company for the period ended December 31, 1997, (ii) the Current Reports on Form 8-K/A of Blount and the Company dated January 20, 1998, (iii) the Annual Report on Form 10-K/A of Blount dated March 27, 1998 and (iv) the Quarterly Reports on Form 10-Q of Blount and the Company for the period ended March 31, 1998.

     All reports and definitive proxy or information statements filed by Blount and the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Blount and the Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Executive Vice President -- Administration, Blount International, Inc., P.O. Box 949, Montgomery, Alabama 36101-0949 (telephone number: (334) 244-4000).

                                  THE COMPANY

     The Company is an international industrial company with operations in three business segments: Outdoor Products, Industrial and Power Equipment and Sporting Equipment. The Company's focus is on manufacturing and distributing products which hold leading market share positions in a number of attractive niche markets. The Company is a wholly-owned subsidiary of the Guarantor, which is a holding company conducting all of its operations through the Company. The principal offices of the Company and the Guarantor are located at 4520 Executive Park Drive, Montgomery, Alabama 36116 (telephone number: (334) 244-4000).

OUTDOOR PRODUCTS

     The Company's Outdoor Products segment (44.5% of consolidated sales for the year ended December 31, 1997) is comprised of the Oregon Cutting Systems Division ("Oregon"), Dixon Industries, Inc. ("Dixon") and Frederick Manufacturing Corporation ("Frederick") (which includes the operations conducted by Orbex, Inc. ("Orbex") prior to its merger into Frederick on March 24, 1998). Oregon produces a wide variety of saw chain, chain saw guide bars, saw chain drive sprockets and accessories for use primarily on portable gasoline and electric chain saws, and mechanical timber harvesting equipment. The Oregon trademark is well known to end-users and the Company believes that it is the world leader in the production of saw chain. Oregon's saw chain and related products are used primarily by professional loggers, construction workers, farmers, arborists and homeowners. Oregon also markets an Industrial Cutting System ("ICS"), a diamond-segmented chain cutting system for concrete (including steel-reinforced concrete). ICS is a faster and more flexible concrete cutting method than others currently employed in the construction and demolition industries.

     Oregon sells its products to distributors, dealers and mass merchandisers serving the retail replacement market. In addition, Oregon currently sells its products to more than 50 original equipment manufacturers ("OEMs"). The use of Oregon cutting chain as original equipment on chain saws is promoted through cooperation with OEMs in improving the design and specifications of chain and saws. Due to the high level of technical expertise and capital investment required to manufacture saw chain and guide bars, the Company believes that it is able to produce durable, high-quality saw chain and guide bars more efficiently than most of its competitors.

     The Company has Oregon marketing personnel throughout the United States and in a number of foreign countries. Sales derived from operations outside the United States accounted for 37%, and export sales accounted for an additional 22%, of Oregon's sales during the year ended December 31, 1997.

     Dixon, acquired by the Company in early fiscal 1991, has manufactured ZTR (zero turning radius) lawn mowers and related attachments since 1973. Dixon pioneered the development of ZTR lawn mowers and is the only manufacturer to offer a full line of ZTR lawn mowers for both homeowner and commercial applications.

     The key element which differentiates lawn mowers manufactured by Dixon from those of its competitors is Dixon's unique mechanical transaxle. The transaxle transmits power independently to the rear drive wheels and enables the operator to move the back wheels at different speeds and turn the mower in a circle no larger than the machine, a "zero radius turn." This transmission enables the Dixon mower to out-maneuver conventional ride-on mowers available in the market today and provides a cost advantage over the more expensive hydrostatic drives used by competitors in the market.

     Dixon sells its products through full-service dealers, North American distributors and export distributors. Sales by Dixon accounted for 14% of sales attributable to the Outdoor Products segment in the year ended December 31, 1997.

     In January 1997 the Company acquired Frederick and Orbex for an aggregate of $19 million in cash plus the assumption of certain indebtedness. Frederick is (and Orbex, prior to its merger into Frederick in March 1998, was) a supplier of outdoor products, primarily accessories for lawn mowers, and sporting goods. The sales of Frederick and Orbex for 1997 accounted for approximately 7% of sales of the Outdoor Products segment.

     In 1997, approximately 16.8% of the sales of the Outdoor Products segment were to one customer. See Note 10 of Notes to Consolidated Financial Statements contained in the 1997 Forms 10-K incorporated herein by reference.

INDUSTRIAL AND POWER EQUIPMENT

     The Company's Industrial and Power Equipment segment (33.4% of consolidated sales for the year ended December 31, 1997) manufactures equipment for timber harvesting and log loading, industrial tractors and loaders, rotation bearings and mechanical power transmission components. The Company believes that it is a world leader in the manufacture of hydraulic timber harvesting equipment, which includes a line of truck-mounted, trailer-mounted, stationary-mounted and self-propelled loaders and crawler feller bunchers (tractors with hydraulic attachments for felling timber) under the Prentice brand name; a line of rubber-tired feller bunchers and related attachments under the Hydro-Ax brand name; and a line of delimbers and slashers under the CTR brand name. Major users of these products include logging contractors, harvesters, lumber and pulp mills, land reclamation companies, utility contractors, building material distributors, scrap yard operators and waste treatment facilities.

     The Company sells this segment's products through a network of approximately 250 dealers in over 400 locations in the United States and currently has an additional 20 dealers overseas, primarily in the timber harvesting regions of South America and Southeast Asia. Over 85% of the sales attributable to the Industrial and Power Equipment segment for the year ended December 31, 1997 were in the United States, primarily in the southeastern and south central states.

     The Company emphasizes the quality, safety, comfort, durability and productivity of its products and the after-market service provided by its distribution and support network. The Company's Industrial and Power Equipment segment competes primarily on the basis of quality with a number of domestic and foreign manufacturers of log loaders and feller bunchers.

     The Company attempts to capitalize on its technological and manufacturing expertise as a means of increasing its participation in the market for replacement parts for products which it manufactures, as well as of developing new product applications both within and beyond the timber, material handling, scrap, land clearing and gear industries. The Company is committed to continuing research and development in this segment to respond quickly to increasing mechanization and environmental awareness in the timber harvesting industry.

     Approximately 20% of total sales attributable to the Industrial and Power Equipment segment during the year ended December 31, 1997 were derived from Gear Products, Inc. ("Gear"), acquired by the Company in March 1991, and CTR Manufacturing, Inc. ("CTR"), acquired by the Company in April 1994. Gear designs, manufactures and distributes rotation bearings and mechanical power transmission components for manufacturers of equipment that serve the utility, man-lift, construction, forestry and marine industries.

SPORTING EQUIPMENT

     In November 1997, the Company acquired the Federal Cartridge Company ("Federal"), a subsidiary of Pentair, Inc., which manufactures and markets shotshell, centerfire, and rimfire cartridges, ammunition and clay targets. The Federal Acquisition (as defined herein) complements and significantly expands the product offerings of the Company's Sporting Equipment segment. See "Federal Cartridge Acquisition."

     The Company's Sporting Equipment segment (which, including the contribution of Federal following the Federal Acquisition, accounted for 22.1% of consolidated sales for the year ended December 31, 1997) manufactures small arms ammunition, reloading equipment, primers, gun care products and accessories, and is a distributor of imported sports optical products under the Simmons and Weaver brand names. Sales by Simmons Outdoor Corporation, acquired in December 1995, accounted for 22% of sales attributable to the Sporting Equipment segment for the year ended December 31, 1997. Principal products in this segment include CCI and Speer ammunition sold for use by hunters, sportsmen and law enforcement and military personnel; RCBS reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition; Outers gun care and trap-shooting products; Ram-Line synthetic stocks and other shooting sports accessories; Weaver mounting systems; and Simmons and Weaver optics. The Company believes that it is a market leader in the domestic gun care and reloading markets with high levels of brand name recognition in each of these areas. The Sporting Equipment segment also produces industrial powerloads which are used in the construction industry to drive fastening pins into metal or concrete.

     The market for Sporting Equipment products is characterized by a high degree of customer loyalty to brand names and historically has remained relatively stable notwithstanding adverse economic conditions. A continuing focus on new and better technologies has enabled the Company to introduce a number of new and improved products in recent years. These products include new rifle ammunition, which was previously available only to handloaders, Speer Gold Dot high performance pistol ammunition, which the Company believes is gaining favor with law enforcement agencies around the world, and Clean-Fire and non-toxic ammunition used extensively for indoor training. The Company's exclusive aluminum case technology continues to provide low cost Blazer ammunition to consumers for law enforcement training applications. New for 1998 is a series of fully automatic electric traps specifically designed for commercial trap, skeet and sporting clays applications.

                         FEDERAL CARTRIDGE ACQUISITION

     On November 4, 1997 the Company acquired Federal (the "Federal Acquisition") for a purchase price of approximately $129 million in cash (including post-closing adjustments and acquisition expenses of approximately $17 million). The Federal Acquisition was funded with borrowings under the $150 million unsecured revolving credit agreement (the "Credit Agreement") between the Company, Blount (as guarantor) and a syndicate of banks, other short-term borrowings and internally-generated funds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Federal manufactures and markets shotshell, centerfire, and rimfire cartridges, ammunition components, and clay targets. These products are distributed throughout the United States through a network of distributors and directly to large retail chains, the U.S. government and law enforcement agencies. The acquisition of Federal, which in 1997 had sales in the ammunition business of approximately $140 million (including approximately $14 million subsequent to the Federal Acquisition), represented an increase of approximately 95% in annual sales attributable to the Company's Sporting Equipment segment for the year ended December 31, 1997 and places the Company among the leading United States producers of ammunition products.

     The Federal Acquisition both complements and significantly expands the Sporting Equipment segment's product offerings. Shotgun shells, a product not previously manufactured or sold by the Company, represented approximately 42% of Federal's sales for the year ended December 31, 1997. Federal is also a significant producer and marketer of centerfire rifle ammunition, products as to which the Company's market share is much smaller. In addition, Federal has strong sales to the law enforcement market, a market on which the Company only recently began to focus.

     A significant portion of Federal's sales is to mass merchandisers, such as Wal-Mart Stores, Inc., to whom the Company's Sporting Equipment sales have been much less significant. The Company believes that as a result of the Federal Acquisition, the Company's Sporting Equipment product lines, particularly its optical products, may gain greater access to such mass merchandisers.

     The Company believes that in recent years Federal's margins for its products generally have been lower than those of the Company's Sporting Equipment segment. The Company believes that the profitability of the Sporting Equipment segment (including Federal) can be improved through cost savings to be phased in over several years. Such savings are expected to result primarily from the specialization and rationalization of production activities, combined purchasing of goods and services and more efficient marketing and distribution.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $148.6 million. The Company will use approximately $58 million of such net proceeds to repay outstanding indebtedness incurred in connection with the Federal Acquisition under the Credit Agreement. See "Federal Cartridge Acquisition." Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), an affiliate of J.P. Morgan Securities Inc. which is one of the Underwriters, is one of the banks and acts as agent under the Credit Agreement. See "Underwriting." The Credit Agreement provides for interest rates to be determined at the time of borrowings based on a choice of formulas specified in the Credit Agreement. Interest rates and commitment fees may vary based on the ratio of cash flow to debt as defined in the Credit Agreement or on the Company's credit rating. As of June 1, 1998 the Company had an aggregate of approximately $58 million outstanding under the Credit Agreement, which borrowings bore interest at such date at a weighted average rate of approximately 5.89% per annum. The Credit Agreement terminates in April 2002.

     The Company also plans to use a portion of the net proceeds from the sale of the Notes to redeem all of the outstanding Subordinated Notes of the Company, which become redeemable by the Company on June 15, 1998. If the Company redeems the Subordinated Notes, the redemption price per Subordinated Note, as specified in the governing indenture, will be the principal amount thereof plus a premium equal to 3.375% of such principal amount, plus accrued and unpaid interest to the date of redemption. If the Company repurchases Subordinated Notes through a tender offer or open market or negotiated purchases, the purchase price per Subordinated Note will be a negotiated price or the prevailing market price. As of June 1, 1998, the Company had $68.8 million aggregate principal amount of Subordinated Notes outstanding.

     The Company will use the remaining net proceeds for general corporate purposes, which may include future acquisitions.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade obligations.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of Blount at March 31, 1998, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                                 MARCH 31, 1998
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                 (in millions)
SHORT-TERM NOTES AND CURRENT MATURITIES OF LONG-TERM DEBT...  $  7.7     $  7.7
                                                              ======     ======
LONG-TERM DEBT:
  Credit Agreement(1).......................................  $ 58.0     $   --
  Other (less current maturities)...........................    13.6       13.6
  Notes offered hereby......................................      --      150.0
  9% Subordinated Notes due 2003............................    68.8         --
                                                              ------     ------
     Total long-term debt...................................   140.4      163.6
                                                              ------     ------
STOCKHOLDERS' EQUITY:
  Common stock, par value $0.01 per share:
     Class A -- 60 million shares authorized, 27,281,739
      shares issued, 25,925,228 shares outstanding..........     0.3        0.3
     Class B -- 14 million shares authorized, 11,619,936
      shares issued and outstanding.........................     0.1        0.1
  Capital in excess of par value of stock...................    37.7       37.7
  Retained earnings.........................................   310.7      308.7
  Accumulated other comprehensive income....................     7.0        7.0
  Less Class A treasury stock at cost, 1,356,511 shares.....   (27.3)     (27.3)
                                                              ------     ------
     Total stockholders' equity.............................   328.5      326.5
                                                              ------     ------
          Total capitalization..............................  $468.9     $490.1
                                                              ======     ======

---------------
(1) As of June 1, 1998, Blount had approximately $58 million of long-term debt outstanding under the Credit Agreement, primarily reflecting borrowings to fund normal, recurring seasonal cash needs and the Federal Acquisition, which borrowings bore interest at such date at a weighted average rate of approximately 5.89% per annum. See "Federal Cartridge Acquisition."

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Blount and its subsidiaries (including the Company) for the years ended the last day of February 1994 through 1996, for the ten months ended December 31, 1996 and for the year ended December 31, 1997 are derived from the consolidated financial statements of Blount and its subsidiaries (including the Company) for such years and period, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected consolidated financial data for the twelve months ended December 31, 1996 and for the three months ended March 31, 1997 and 1998 are derived from unaudited consolidated financial statements of Blount and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data presented for such periods. The following information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference herein.

                                                                                                          FOR THE THREE
                                      FOR THE YEARS ENDED THE    FOR THE TEN    FOR THE TWELVE MONTHS     MONTHS ENDED
                                       LAST DAY OF FEBRUARY,     MONTHS ENDED     ENDED DECEMBER 31,        MARCH 31,
                                      ------------------------   DECEMBER 31,   ----------------------   ---------------
                                       1994     1995     1996      1996(1)        1996(1)       1997      1997     1998
                                      ------   ------   ------   ------------   ------------   -------   ------   ------
                                                                                (Unaudited)                (Unaudited)
                                                     (Dollar amounts in millions, except per share data)
STATEMENT OF INCOME DATA:
  Sales............................   $488.0   $588.4   $644.3      $526.7         $649.3      $716.9    $170.1   $199.7
  Cost of sales....................    330.1    390.8    427.3       346.5          426.9       482.9     113.8    139.2
  Selling, general and
    administrative expenses........    114.1    121.0    126.5       105.2          130.0       134.6      33.2     35.6
  Income from operations...........     43.9     76.6     90.5        75.0           92.4        99.4      23.1     24.9
  Interest expense, net............     (9.5)    (8.5)    (7.4)       (5.6)          (7.5)       (7.0)     (1.6)    (2.7)
  Income from continuing operations
    before income taxes............     33.9     67.4     83.7        69.6           85.4        93.7      21.5     22.3
  Income from continuing
    operations.....................     21.6     40.7     53.6        44.0           53.8        59.1      13.6     13.7
  Net income.......................     11.3     40.7     53.6        45.4           55.2        59.1      13.6     13.7
  Per Share:
  Basic:
    Income from continuing
      operations...................      .58     1.08     1.41        1.14           1.40        1.57      0.36     0.37
    Net income.....................      .30     1.08     1.41        1.18           1.44        1.57      0.36     0.37
  Diluted:
    Income from continuing
      operations...................      .56     1.05     1.38        1.13           1.38        1.53      0.35     0.36
    Net Income.....................      .29     1.05     1.38        1.16           1.41        1.53      0.35     0.36
  Cash dividends declared per
    common share:
    Class A........................    0.154    0.173    0.198       0.228          0.228       0.261     0.063    0.071
    Class B........................    0.138    0.156    0.181       0.212          0.212       0.244     0.059    0.067
OTHER DATA:
  EBITDA(2)........................   $ 67.6   $101.0   $116.3      $ 96.6         $118.2      $127.9    $ 29.7   $ 32.6
  Depreciation and amortization....     22.8     22.9     22.2        19.2           23.3        25.0       6.1      7.4
  Property, plant and equipment
    additions(3)...................     14.7     14.7     19.3        18.7           21.3        78.5       7.3      6.1
  Ratio of earnings to fixed
    charges(4)(5)..................      3.5x     6.2x     7.4x        8.2x           8.1x        9.2x      8.9x     7.4x
  Long-term debt to total
    capitalization(6)..............     38.3%    32.1%    27.3%       22.5%          22.5%       30.5%     22.7%    29.9%
BALANCE SHEET DATA (AT PERIOD END):
  Working capital..................   $105.1   $123.3   $136.2      $166.2         $166.2      $171.1    $155.6   $185.7
  Total assets.....................    499.6    520.8    546.5       533.8          533.8       637.8     534.2    664.9
  Short-term notes and current
    maturities of long-term debt...      6.1      7.8     11.7         1.2            1.2         1.5       1.7      7.7
  Long-term debt (less current
    maturities)....................    106.2     98.3     95.9        84.6           84.6       138.8      85.1    140.4
  Stockholders' equity.............    171.0    207.7    255.0       290.8          290.8       316.1     289.7    328.5

---------------
(1) In April 1996, Blount and the Company changed their fiscal year from one ending on the last day of February to one ending on December 31. Unaudited financial data for the twelve months ended December 31, 1996 is presented in the table above for comparative purposes only.

(2) Represents income from continuing operations before income taxes, interest expense and depreciation and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, (i) operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance or (ii) cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. EBITDA is presented to provide information with respect to debt service capability.

(3) Includes property, plant and equipment of acquired companies at date of purchase of $5.0 million, $0.6 million and $59.8 million in the twelve months ended the last day of February 1995 and 1996 and the twelve months ended December 31, 1997, respectively, and $3.8 million in the three months ended March 31, 1997.

(4) The ratio of earnings to fixed charges is determined by dividing pretax income from continuing operations before interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor by the sum of interest expense, capitalized interest, debt expense amortization and the portion of rental expense deemed representative of the interest factor.

(5) The following unaudited pro forma ratios of earnings to fixed charges reflect the sale of the Notes offered hereby and the application of the net proceeds therefrom, as described under "Use of Proceeds."

                                FOR THE TWELVE MONTHS ENDED    FOR THE THREE MONTHS ENDED
                                     DECEMBER 31, 1997               MARCH 31, 1998
                                ---------------------------    ---------------------------
                                 ACTUAL          PRO FORMA      ACTUAL          PRO FORMA
                                --------        -----------    --------        -----------
Ratio of earnings to fixed
  charges.....................     9.2x             10.5x         7.4x              7.8x

(6) Total capitalization is defined as the sum of long-term debt (excluding current maturities) and stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto of Blount incorporated by reference in this Prospectus.

RESULTS OF OPERATIONS

     In April 1996, Blount changed its fiscal year from one ending on the last day of February to one ending on December 31. As a result of the change in fiscal year, the audited financial statements, incorporated in this Prospectus by reference, include the results for the ten-month transition period ended December 31, 1996 ("transition period"). The following discussion and analysis includes a discussion of the year ended December 31, 1997 compared to the similar period for the prior calendar year. Per share amounts for periods prior to 1997 have been restated to reflect a 2-for-1 stock split effected on December 8, 1997. All references to earnings per share in the following discussion are to diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

     Sales for the three months ended March 31, 1998, were $199.7 million compared to $170.1 million for the comparable period of the prior year. Net income for the first quarter of 1998 was $13.7 million ($.36 per share) compared to net income of $13.6 million ($.35 per share) for the comparable period of the prior year. These operating results reflect improved operating income from the Industrial and Power Equipment and the Sporting Equipment segments, and lower income from the Outdoor Products segment. Selling, general and administrative expenses were higher during the first quarter of 1998, reflecting the addition of Federal, acquired during the fourth quarter of the prior year. Higher interest expense during the three months ended March 31, 1998, reflects higher debt levels during the current year, principally due to the Federal Acquisition. The principal reasons for these results and the status of Blount's financial condition are set forth below and should be read in conjunction with Blount's Annual Report on Form 10-K for the year ended December 31, 1997.

     Sales for the Outdoor Products segment for the first quarter of 1998 were $77.5 million compared to $82.2 million during the first three months of 1997. Operating income was $16.0 million during the first quarter of 1998 compared to $17.4 million in the first three months of 1997. The lower sales and operating income resulted principally from a lower volume of saw chain sales, primarily due to poor economic conditions in Asia, and lower lawn mower sales, reflecting unfavorable weather conditions.

     Sales for the Industrial and Power Equipment segment were a first quarter record of $60.9 million during the first quarter of 1998 compared to $54.3 million during the comparable period of the prior year. Operating income was $10.0 million for the first quarter compared to $6.8 million for the comparable period of the prior year. The improved sales and operating income resulted primarily from higher sales of forestry harvesting equipment due to improved market conditions.

     Sales for the Sporting Equipment segment were $61.3 million in the first quarter of 1998 compared to $33.6 million in the comparable period of the prior year. Operating income was $4.1 million during the first three months of the current year compared to $3.5 million during the comparable period of the prior year. The improved results are primarily due to the additional sales and income from Federal whose principal selling season and income normally occurs later during the year.

     Blount's total backlog at March 31, 1998 was $90.9 million compared to $117.9 million at December 31, 1997 and $75.3 million at March 31, 1997.

TWELVE MONTHS ENDED DECEMBER 31, 1997 (AUDITED) COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED)

     Sales in 1997 were $716.9 million compared to $649.3 million in 1996. Income from continuing operations improved to $59.1 million ($1.53 per share) in 1997 from $53.8 million ($1.38 per share) during 1996. Net income for 1996 included income of $1.4 million ($.03 per share) from discontinued operations. The sales increase reflected higher sales in 1997 by each operating segment, while the income increase resulted primarily from improved performance by the Outdoor Products segment.

     Selling, general and administrative expenses were 19% of sales in 1997 compared to 20% in 1996. Total selling, general and administrative expenses increased by $4.6 million in 1997 principally due to the Federal Acquisition and the acquisitions of Frederick and Orbex. Other income was higher in 1997 as a result of gains on sales of securities.

     Total backlog was $117.9 million at December 31, 1997 compared to $74.2 million at December 31, 1996, reflecting improved backlogs at each operating segment, particularly at the Industrial and Power Equipment segment due to improved market conditions. In 1998, Blount believes that the difficult economic conditions in certain international markets and the adverse impact of a strong U.S. dollar will likely continue to affect Blount's operations. However, Blount expects continued sales and income growth in 1998, aided by the recent acquisition of Federal.

     Sales and operating income for the Outdoor Products segment for 1997 were $319.3 million and $67.1 million, respectively, compared to $292.7 million and $61.4 million during 1996. The operating results for this segment reflect an increase in sales and operating income of $25.7 million and $7.2 million, respectively, at Oregon and flat sales and lower operating income at Dixon. Oregon's results reflect a 7% increase in the sales volume of saw chain and a 15% increase in the sales volume of saw bars, Oregon's two principal products, partially offset by lower average selling prices, due to a higher percentage of lower priced sales to original equipment manufacturers and unfavorable exchange rates. Additionally, the acquisition of Frederick and Orbex increased sales by 8.8% in 1997. Oregon has foreign manufacturing or distribution operations in Canada, Europe, Brazil, Japan and Russia and, as a result, fluctuations in foreign exchange rates impact the amount of reported sales and operating margins. Approximately 24% and 36% of Oregon's sales and operating costs and expenses, respectively, were transacted in foreign currencies in 1997. Blount estimates that unfavorable exchange rates in 1997, as compared to 1996, reduced operating income by approximately $2.0 million. Operations in Brazil have historically been significantly affected by high inflation, currency devaluation and resulting governmental policies. During 1997, operating income from Brazil was $2.6 million compared to $0.3 million during 1996, principally as a result of improved economic conditions. Dixon's sales and operating income were $45.4 million and $7.1 million, respectively, in 1997 compared to $44.9 million and $8.4 million during 1996 as the effects of reduced volume and higher costs were partially offset by higher average selling prices.

     Sales and operating income for the Industrial and Power Equipment segment were $239.1 million and $32.7 million, respectively, in 1997 compared to $209.5 million and $31.9 million in 1996. The higher sales during 1997 were principally due to a higher volume of forestry equipment sold as a result of improving market conditions and higher average selling prices. The improved demand is reflected in the Industrial and Power Equipment segment's backlog, which has increased by 92% since the end of 1996. Operating income increased by $0.8 million during 1997 as higher forestry equipment product and warranty costs offset much of the effect of the sales increase. The operating results of the Industrial and Power Equipment segment's Gear subsidiary continued to improve in 1997 as its sales and operating income increased by 8% and 15%, respectively, primarily due to higher volume.

     Sales for the Sporting Equipment segment were $158.5 million in 1997 compared to $147.1 million in 1996. Operating income was $18.1 million during 1997, compared to $19.8 million during 1996. Sales reflect a higher volume of ammunition products sales and the contribution by Federal since it was acquired in November 1997, partially offset by a lower volume of sales of sports optics. Operating income was lower in 1997 as lower sports optics sales offset the effect of higher ammunition products sales. Additionally, operating income for 1996 included the positive effect of reduced environmental cost estimates of $1.9 million resulting from the resolution of an environmental matter.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1998, the Company had approximately $58 million outstanding under the Credit Agreement primarily representing amounts borrowed in connection with the Federal Acquisition and $68.8 million aggregate principal amount of the Subordinated Notes were outstanding which mature in 2003. The long-term debt to equity ratio was .4 to 1 at March 31, 1998 and December 31, 1997. The Company plans to use the proceeds of the Notes to repay outstanding indebtedness under the Credit Agreement and to redeem all of its outstanding Subordinated Notes. The balance of the proceeds will be used for general corporate purposes. See
Note 3 of Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, for the terms and conditions of the Credit Agreement and the Subordinated Notes.

     Cash balances at March 31, 1998 were $4.3 million compared to $4.8 million at December 31, 1997. Working capital was $185.7 million at March 31, 1998 compared to $171.1 million at December 31, 1997, reflecting increases in accounts receivable, inventory and accounts payable, principally reflecting seasonal selling patterns and the related inventory buildup. At March 31, 1998, borrowings under short-term lines to meet short-term seasonal needs were $6.8 million.

     On November 4, 1997, the Company acquired Federal for approximately $129 million in cash (including post-closing adjustments and acquisition expenses of approximately $17 million). See "Federal Cartridge Acquisition." The sources of the $112 million paid at closing consisted of borrowings under the Credit Agreement, other short-term borrowings and internally-generated funds. A portion of the net proceeds from the sale of the Notes offered hereby will be used to repay borrowings outstanding under the Credit Agreement. See "Use of Proceeds."

     Management believes that the net proceeds from the sale of the Notes offered hereby, together with borrowings available under the Credit Agreement and cash from operations, will be sufficient to fund Blount's cash needs for the foreseeable future.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for public business enterprises reporting information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services and geographic areas.

     This statement is effective for fiscal years beginning after December 15, 1997. Blount does not believe that this statement will have a material effect on its results of operations, financial condition or cash flows.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of June     ,
1998 (the "Indenture"), among the Company, the Guarantor, and LaSalle National Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated herein by reference.

     The following sets forth certain general terms and provisions of the Notes offered hereby.

GENERAL


     The Notes will be unsecured and unsubordinated obligations of the Company, will be limited to $150,000,000 aggregate principal amount and will mature on
June     , 2005. Payment of principal of (and premium, if any) and interest on the Notes will be fully, unconditionally and irrevocably guaranteed by the Guarantor.


     The Notes will bear interest at      % per annum, payable semiannually in
arrears on June     and December     of each year, commencing December   , 1998,
to the persons in whose names the Notes are registered at the close of business
on the       and        , as the case may be, next preceding such interest
payment dates. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     Payment of the principal of (and premium, if any) and interest on the Notes will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York or at such other office or agency of the Company as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

     The Notes will be sold in minimum denominations of $1,000 and integral multiples thereof.

     The Notes will not be subject to any sinking fund.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in same-day funds. All payments of principal and interest will be made by the Company in immediately available funds.

GLOBAL NOTES

     The Notes may be issued in the form of one or more fully registered Global Notes (referred to herein as the "Global Securities") that will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary to a nominee of such Depositary. (Sections 202 and 305).

     The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (collectively, "participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the Depositary system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Upon the issuance of a Global Security, the Depositary will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Securities to the accounts of participants or persons who hold interests through participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in Global Securities).

     The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, such Depositary or such nominee will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Payments of principal of (and premium, if any) and interest on Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Notes, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants and indirect participants to owners of beneficial interests in such Global Security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants and indirect participants. None of the Company, the Guarantor and the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).

     If the Depositary at any time notifies the Company that it is unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act and any other applicable statute or regulation, the Company has agreed to appoint a successor depositary. If such a successor is not appointed by the Company within 90 days, the Company will issue Notes in definitive form (having endorsed thereon Guarantees duly executed by the Guarantor) in exchange for the Global Security representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by a Global Security, and, in such event, the Company will issue Notes in definitive form (having endorsed thereon Guarantees duly executed by the Guarantor) in exchange for the Global Security representing such Notes. Further, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in a Global Security representing Notes may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive Notes in definitive form (having endorsed and thereon Guarantees duly executed by the Guarantor). In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Notes represented by such Global Security (having endorsed and thereon Guarantees duly executed by the Guarantor) equal in principal amount to such beneficial interest and to have such Notes registered in its name. (Section 305). Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof.

GUARANTEE

     The Guarantor will irrevocably and unconditionally guarantee (the "Guarantee") the punctual payment when due, whether at maturity, upon redemption or by acceleration or otherwise, the principal of (and premium, if any) and interest on the Notes. The Guarantee will be a continuing guaranty and shall (a) remain in full force and effect until payment in full of the guaranteed obligations, (b) be binding upon Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

OPTIONAL REDEMPTION

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by the Company.

     "Reference Treasury Dealer" means (i) each of J.P. Morgan Securities Inc. and Salomon Brothers Inc and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

CERTAIN COVENANTS

RESTRICTION ON SECURED DEBT

     The Indenture provides that so long as any Notes are Outstanding, the Company and the Guarantor will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property of the Company, the Guarantor or any Subsidiary or any shares of Capital Stock or Debt of any Subsidiary, without effectively providing that the Notes then Outstanding (together with, if the Company or the Guarantor shall so determine, any other Debt of the Company, the Guarantor or such Subsidiary then existing or thereafter created which is not subordinate to the Notes then Outstanding) shall be secured equally and ratably with (or, at the option of the Company and the Guarantor, prior to) such secured Debt, for so long as such secured Debt shall be so secured; provided, however, that this restriction will not apply to:

          (i) Mortgages on Principal Property, shares of Capital Stock or Debt of any corporation existing at the time such corporation becomes a Subsidiary;

          (ii) Mortgages on Principal Property or shares of Capital Stock existing at the time of the acquisition of such Principal Property or Capital Stock by the Company, the Guarantor or a Subsidiary;

          (iii) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of Principal Property or Capital Stock by the Company, the Guarantor or a Subsidiary, or to secure any Debt incurred by the Company, the Guarantor or a Subsidiary, prior to, at the time of, or within 180 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Debt is incurred for the purpose of financing all or any part of the purchase, construction or improvement of such Principal Property;

          (iv) Mortgages securing any Debt of a Subsidiary owing to the Guarantor or the Company or to another Subsidiary;

          (v) Mortgages on property or assets of a corporation existing at the time such corporation is merged into or consolidated with the Company, the Guarantor or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company, the Guarantor or a Subsidiary in accordance with the terms of the Indenture;

          (vi) Mortgages on property or assets of a Person existing at the time the Guarantor or the Company is merged into or consolidated with such other Person or at the time of a sale, lease or other disposition of the properties of the Guarantor or the Company as an entirety or substantially as an entirety to such other Person in accordance with the terms of the Indenture;

          (vii) Mortgages on property or assets of the Company, the Guarantor or a Subsidiary securing Debt issued by the United States of America or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of (or, in the case of real property, the cost of construction on or improvement of) any property or assets subject to such Mortgages (including, but not limited to, Mortgages incurred in connection with pollution control, industrial revenue or similar financings);

          (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Mortgages referred to in the foregoing clauses (i) to (vii) inclusive; provided, that the principal amount of the Debt being extended, renewed or replaced shall not be increased and such extension, renewal or replacement, in the case of Debt secured by a Mortgage, shall be limited to all or a part of the same property, shares of Capital Stock or Debt that secured the Mortgage extended, renewed or replaced (plus improvements on such property); and

          (ix) Mortgages not permitted by clauses (i) through (viii) above if at the time of and after giving effect to, the creation or assumption of any such Mortgage, the aggregate amount of all Debt of the Company, the Guarantor and the Subsidiaries secured by such Mortgages not so permitted by clauses (i) through (viii) above together with the Attributable Debt in respect of Sale and Lease-Back Transactions permitted by the Indenture does not exceed 15% of Consolidated Net Tangible Assets. (Section 1006).

     The Indenture will not restrict the incurrence of unsecured Debt by the Guarantor or any Subsidiary.

RESTRICTION ON SALE AND LEASE-BACK TRANSACTIONS

     The Indenture provides that so long as any Notes are Outstanding, the Company and the Guarantor will not, and will not permit any Subsidiary to, enter into any Sale and Lease-Back Transaction unless:

          (i) the Company, the Guarantor or such Subsidiary would, at the time of entering into such Sale and Lease-Back Transaction, be entitled, as described in clauses (i) through (ix) set forth under "Restriction on Secured Debt," above, to incur Debt secured by a Mortgage on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Notes then Outstanding;

          (ii) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to the fair value of such Principal Property (as determined by the Board of Directors of the Guarantor) and an amount at least equal to the net proceeds from the sale of the Principal Property so leased is applied, within 180 days of the effective date of any such Sale and Lease-Back Transaction, (a) to the purchase or acquisition of (or, in the case of real property, the commencement of construction on or improvement of) property or assets, or
     (b) to the retirement or repayment (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of (1) Notes or Funded Debt of the Company or the Guarantor ranking on a parity with or senior to the Notes, or Funded Debt of a Subsidiary or (2) Debt incurred by the Company, the Guarantor or a Subsidiary within 180 days prior to the effective date of any such Sale and Lease-Back Transaction that (A) was used solely to finance the acquisition of the Principal Property that is the subject of such Sale and Lease-Back Transaction and (B) is secured by a Mortgage on the Principal Property that is the subject of such Sale and Lease-Back Transaction; provided, however, that the amount to be so applied will be reduced by (x) the principal amount of Notes delivered to the Trustee for retirement and cancellation (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) within 180 days before or after such sale or transfer and (y) the principal amount of any such Debt of the Company, the Guarantor or a Subsidiary (other than Notes) voluntarily retired (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) by the Company, the Guarantor or such Subsidiary within 180 days before or after such sale or transfer; or

          (iii) the lease in such Sale and Lease-Back Transaction secures or relates to Debt or other obligations issued by the United States of America or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of (or, in the case of real property, the cost of construction on or improvement of) any property or assets subject to such leases (including, but not limited to, leases incurred in connection with pollution control, industrial revenue or similar financings). (Section
     1007).

CERTAIN DEFINITIONS

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date of determination at the rate of interest per annum implicit in the terms of such lease, as determined in good faith by the Guarantor, compounded annually. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Capital Stock," as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

     "Consolidated Net Tangible Assets" means, with respect to any Person, on the date on which the determination is being made, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding current maturities of long-term debt and capitalized lease obligations), and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly balance sheet of such Person and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

     "Debt" means indebtedness for money borrowed.

     "Funded Debt" means, on the date on which the determination is being made, any Debt maturing by its terms more than 12 months from such date, including any Debt renewable or extendible at the option of the borrower to a date later than 12 months from such date of determination.

     "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

     "Principal Property" means, on any date of determination, any manufacturing plant or manufacturing facility (i) owned by the Company, the Guarantor or any Subsidiary of either of the foregoing, (ii) located in the continental United States of America and (iii) having a gross book value, on such date, in excess of (a) with respect to any such plant or facility owned as of such date by the Guarantor or a Subsidiary of the Guarantor, 2% of the Consolidated Net Tangible Assets of the Guarantor or (b) if the Company is not a Subsidiary of the Guarantor as of such date, with respect to any such plant or facility owned by the Company or a Subsidiary of the Company, 2% of the Consolidated Net Tangible Assets of the Company; provided, however, that the term "Principal Property" shall not include (x) any plant or facility described in clause (a) of this sentence if, in the opinion of the Board of Directors of the Guarantor, or (y) any plant or facility described in clause (b) of this sentence, if, in the opinion of the Board of Directors of the Company, in either case, as set forth in, and effective as of the date of, a Board Resolution, such plant or facility is not of material importance to the business conducted by the Guarantor and its Subsidiaries or the Company and its Subsidiaries, respectively, taken as a whole.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company, the Guarantor or any Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between the Company or the Guarantor and any Subsidiary, between any Subsidiary and the Company or the Guarantor or between Subsidiaries (in each case, including the Company)), which Principal Property has been or is to be sold or transferred by the Guarantor or such Subsidiary to such Person with the intention of taking back a lease of such Principal Property.

     "Significant Subsidiary" means, with respect to any Person, any Subsidiary that would be a "Significant Subsidiary" of such Person within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Subsidiary" means a corporation of which more than 50% of the outstanding voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is owned, directly or indirectly, by the Company or the Guarantor, as the context requires, or by one or more other Subsidiaries, or by the Company or the Guarantor, as the context requires, and one or more other Subsidiaries.

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Notes: (a) failure to pay any interest on any Note when due at its Stated Maturity, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note at its Maturity; (c) failure to perform, or breach of any other covenant or warranty of the Guarantor or the Company in the Indenture, continued for 90 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Guarantor, the Company or any Subsidiary of the Guarantor or under any mortgage, indenture or instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Guarantor or any Subsidiary of the Guarantor, which default constitutes the failure to pay indebtedness in a principal amount in excess of $20 million when due and payable at the final maturity thereof, after the expiration of any applicable grace period, or which shall have resulted in such indebtedness in a principal amount in excess of $20 million becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice as provided in the Indenture specifying such default and requiring the Guarantor or the Company, as the case may be, to cause such indebtedness to be discharged or such acceleration to be rescinded or annulled; or (e) certain events of bankruptcy, insolvency or reorganization of the Guarantor or any Significant Subsidiary. (Section 501).

     If an Event of Default with respect to the Notes occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration. (Section 502).

     Under the Indenture, the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give the holders of the Notes notice of such default known to it (the term "default" to mean the events specified above without notice or grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interests of the holders of the Notes; and provided, further, that the Trustee will not give such notice with respect to certain defaults until at least 60 days after the occurrence thereof. (Section 602).

     The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee indemnity reasonably satisfactory to it. (Sections 601, 603). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of at least a majority in principal amount of the Outstanding Notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes. (Section 512).

     No Holder of Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee a written notice of a continuing Event of Default and unless the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such a proceeding within 60 days. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and any premium or interest on such Note on or after the respective due dates expressed in such Note. (Section 508).

     Each of the Company and the Guarantor is required to furnish to the Trustee annually a statement as to any default by the Company or the Guarantor as the case may be, in the performance of certain of its respective obligations under the Indenture. (Section 1004).

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company or the Guarantor and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby,
(i) change the Stated Maturity of the principal of or interest on, any Note;
(ii) reduce the principal amount of, the rate of interest on, or premium payable on any redemption of any Note; (iii) change any Place of Payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable; (iv) impair the right to institute suit for the enforcement of any payment on any Note on or after the Stated Maturity thereof; (v) reduce the percentage in principal amount of Outstanding Notes, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vi) modify any of the provisions described in this paragraph or set forth in certain other sections of the Indenture, except to increase any such percentage or to limit the ability of Holders to modify or waive certain other provisions of the Indenture. (Section 902).

     The Holders of at least a majority in principal amount of the Outstanding Notes may, on behalf of all Holders, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008). The Holders of not less than a majority in principal amount of the Outstanding Notes may, on behalf of all Holders, waive any past default under the Indenture, except a default in the payment of principal of or any premium or interest on any Note and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Note affected thereby. (Section 513).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither the Guarantor nor the Company may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person and may not permit any Person to consolidate with or merge into the Guarantor or the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Guarantor or the Company, unless (i) any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, or any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Guarantor's or the Company's obligations on the Guaranty or the Notes, as the case may be, under a supplemental indenture and the performance or observance of every covenant of the Indenture to be performed by the Guarantor or the Company, as the case may be, (ii) immediately after giving effect to the transaction and treating any indebtedness which becomes an obligation of the Guarantor, the Company or a Subsidiary as a result of such transaction as having been incurred by the Guarantor, the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if as a result of such transaction properties or assets of the Guarantor or the Company could become subject to a Mortgage not permitted by the Indenture, the Guarantor or the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the

Guarantor or the Company, as the case may be, has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801).

DEFEASANCE AND COVENANT DEFEASANCE

     The Company and the Guarantor, at their option, (a) will be discharged from any and all obligations in respect of the Notes (except for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants," and "Consolidation, Merger and Sale of Assets" and the occurrence of an event described in clause (c) or clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company irrevocably deposits, in trust, with the Trustee money and/or U.S. Government Obligations, which through the scheduled payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, in the written opinion of a nationally recognized firm of independent public accountants, to pay all the principal of (and premium, if any) and interest (to the Maturity or to the redemption date, as the case may be) on the Outstanding Notes or analogous payments on the dates such payments are due in accordance with the terms of the Outstanding Notes and the Indenture. The option described above may only be exercised if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time or both would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, and (ii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Notes as described under clause (b) above and the Notes are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company and the Guarantor will remain liable with respect to such payments. (Article 12).

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York. (Section 112).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                 PRINCIPAL
                        UNDERWRITER                           AMOUNT OF NOTES
                        -----------                           ---------------
J.P. Morgan Securities Inc. ................................   $
Salomon Brothers Inc........................................
                                                               ------------
     Total..................................................   $150,000,000
                                                               ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to purchase all of the Notes if any are purchased.

     The Underwriters initially propose to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of      % of
the principal amount of the Notes. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of      % of the principal amount of the
Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the price at which the Notes will trade.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company expects to use a portion of the net proceeds from the sale of the Notes to repay indebtedness owed to a bank syndicate in which Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., is a lender and acts as agent. Morgan Guaranty is expected to receive approximately 8% of such net proceeds. See "Use of Proceeds."

     In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

     In the ordinary course of their respective businesses, the Underwriters and certain of their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services to the Company and have received and will receive customary fees and compensation therefor.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company and Blount by Cleary, Gottlieb, Steen & Hamilton, New York, New York and for the Underwriters by King & Spalding, New York, New York.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of Blount and the Company incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, to the extent and for the periods indicated in their reports thereon which appear in Blount's and the Company's Annual Reports on Form 10-K for the period ended December 31, 1997. The financial statements of Federal incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, to the extent and for the periods indicated in their report thereon which appear in Blount's and the Company's Current Reports on Form 8-K/A dated January 20, 1998. The consolidated financial statements and financial statement schedules covered by the reports of Coopers & Lybrand L.L.P. have been incorporated by reference herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing. The financial statements of Federal covered by the reports of Deloitte & Touche LLP have been incorporated by reference herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

Commission Registration Fee.................................  $ 44,250
Accounting Fees and Expenses................................  $ 50,000
Trustees' Fees and Expenses.................................  $  2,000
Printing Fees...............................................  $ 35,000
Rating Agency Fees..........................................  $ 82,500
Legal Fees and Expenses.....................................  $170,000
Miscellaneous...............................................  $ 10,000
                                                              --------
     Total..................................................  $393,750
                                                              ========

---------------
* All amounts are estimated except for the Commission registration fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware Corporation Law authorizes a court to award, or a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances against liabilities (including expenses incurred) arising under the securities laws.
Article VI of the By-laws of each of Blount and the Company provides for indemnification of the respective company's directors and officers against certain liabilities, including certain liabilities under the securities laws, incurred in their capacity as such.

     The Underwriting Agreement (Exhibit 1 hereto) provides for indemnification by each Underwriter of the Company and Blount and, each of their directors, each of their officers who signs this Registration Statement and each person who controls the Company or Blount within the meaning of the Securities Act of 1933, as amended, from certain liabilities under the securities laws.

     In addition, the Company and Blount maintain officers' and directors' liability insurance.

ITEM 16.  EXHIBITS.


  *1     Form of Underwriting Agreement.
   2     Stock Purchase Agreement, dated November 4, 1997, by and
         among Blount, Inc., Hoffman Enclosures Inc., Pentair, Inc.
         and Federal-Hoffman, Inc., relating to the acquisition of
         Federal Cartridge Company (filed by incorporation by
         reference to Exhibit 2 to Form 8-K dated November 4, 1997, file no. 001-11549).
  *4(a)  Form of Indenture relating to the Notes and Guarantee between the Company, the Guarantor and LaSalle National
         Bank, as Trustee.
   4(b)  Form of Note and Guarantee (included in Sections 202 and 203 of Exhibit 4(a) above).
  *5     Opinion of Cleary, Gottlieb, Steen & Hamilton as to legality of the Notes and Guarantee.
 *12     Computation of ratio of earnings to fixed charges.
  23(a)  Consent of Coopers & Lybrand L.L.P., Independent
         Accountants.
  23(b)  Consent of Deloitte & Touche LLP, Independent Auditors.
  23(c)  Consent of Cleary, Gottlieb, Steen & Hamilton (included in their opinion filed as Exhibit 5).

 *24     Powers of Attorney.
 *25     Form T-1 Statement of Eligibility and Qualification of
         LaSalle National Bank under the Trust Indenture Act of 1939.


---------------
     * Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

     The undersigned registrants hereby undertake that:

          For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          For purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANTS CERTIFY THAT THEY HAVE REASONABLE GROUNDS TO BELIEVE THAT THEY MEET ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAVE DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF MONTGOMERY, STATE OF ALABAMA, ON THE 12TH DAY OF JUNE, 1998.


BLOUNT INTERNATIONAL, INC.                                  BLOUNT, INC.

              By: /s/ HAROLD E. LAYMAN                                    By: /s/ HAROLD E. LAYMAN
  -------------------------------------------------           -------------------------------------------------
                 Name: Harold E. Layman                                    Name: Harold E. Layman
       Title: Executive Vice President -- Finance           Title: Executive Vice President -- Finance Operations
           Operations and Chief Financial Officer                           and Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES (FOR BOTH REGISTRANTS) AND ON THE DATES INDICATED.


                   SIGNATURES                                     TITLE                      DATE
                   ----------                                     -----                      ----
                       *                            Chairman of the Board and            June 12, 1998
------------------------------------------------      Director
                Winton M. Blount

                       *                            President and Chief Executive        June 12, 1998
------------------------------------------------      Officer and Director
               John M. Panettiere

                       *                            Director                             June 12, 1998
------------------------------------------------
                 Haley Barbour

                                                    Director                             June 12, 1998
------------------------------------------------
                Samuel R. Blount

                       *                            Director                             June 12, 1998
------------------------------------------------
               W. Houston Blount

                       *                            Director                             June 12, 1998
------------------------------------------------
              R. Eugene Cartledge

                       *                            Director                             June 12, 1998
------------------------------------------------
                C. Todd Conover

                   SIGNATURES                                     TITLE                      DATE
                   ----------                                     -----                      ----
                       *                            Director                             June 12, 1998
------------------------------------------------
                 H. Corbin Day

                       *                            Director                             June 12, 1998
------------------------------------------------
                Emory M. Folmar

                       *                            Director                             June 12, 1998
------------------------------------------------
                 Mary D. Nelson

                       *                            Director                             June 12, 1998
------------------------------------------------
                Arthur P. Ronan

                       *                            Director                             June 12, 1998
------------------------------------------------
               Andrew A. Sorensen

              /s/ HAROLD E. LAYMAN                  Executive Vice                       June 12, 1998
------------------------------------------------      President -- Finance Operations
                Harold E. Layman                      and Chief Financial Officer

           /s/ RODNEY W. BLANKENSHIP                Vice President and Controller        June 12, 1998
------------------------------------------------      (Chief Accounting Officer)
             Rodney W. Blankenship

        *By: /s/ RICHARD H. IRVING, III             Attorney-in-fact                     June 12, 1998
   ------------------------------------------
             Richard H. Irving, III

                                 EXHIBIT INDEX


EXHIBIT                            DESCRIPTION                           PAGE
-------                            -----------                           ----
   *1      Form of Underwriting Agreement..............................
    2      Stock Purchase Agreement, dated November 4, 1997, by and
           among Blount, Inc., Hoffman Enclosures Inc., Pentair, Inc.
           and Federal-Hoffman, Inc., relating to the acquisition of
           Federal Cartridge Company (filed by incorporation by
           reference to Exhibit 2 to Form 8-K dated November 4, 1997, file no. 001-11549).........................................
   *4(a)   Form of Indenture relating to the Notes and Guarantee
           between the Company and LaSalle National Bank, as Trustee...
    4(b)   Form of Note and Guarantee (included in Sections 202 and 203 of Exhibit 4(a) above)......................................
   *5      Opinion of Cleary, Gottlieb, Steen & Hamilton as to legality of the Notes and Guarantee..................................
  *12      Computation of ratio of earnings to fixed charges...........
   23(a)   Consent of Coopers & Lybrand L.L.P., Independent
           Accountants.................................................
   23(b)   Consent of Deloitte & Touche LLP, Independent Auditors......
   23(c)   Consent of Cleary, Gottlieb, Steen & Hamilton (included in their opinion filed as Exhibit 5)...........................
  *24      Powers of Attorney..........................................
  *25      Form T-1 Statement of Eligibility and Qualification of
           LaSalle National Bank under the Trust Indenture Act of
           1939........................................................


---------------
* Previously filed.